UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/S/ KELVIN WING KEE LAU
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer
Date: November 16, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2009

UNAUDITED FINANCIAL RESULTS

(Beijing – November 16, 2009) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights1

•	Total revenues were RMB590.0 million (USD86.4 million), an increase of 13.2% from 2Q09 and 54.5% from 3Q08

•	Gross profit was RMB495.0 million (USD72.5 million), an increase of 8.9% from 2Q09 and 48.0% from 3Q08

•

Operating profit was RMB297.7 million (USD43.6 million), an increase of 6.4% from 2Q09 and 48.8% from 3Q08. Non-GAAP operating profit[2] was RMB317.9 million (USD46.6 million), an increase of 6.0% from 2Q09 and 49.0% from 3Q08

•

Net income attributable to the Company’s shareholders was RMB288.3 million (USD42.2 million), an increase of 9.8% from 2Q09 and 45.0% from 3Q08. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB308.5 million (USD45.2 million), an increase of 9.1% from 2Q09 and 45.4% from 3Q08

•

Basic and diluted earnings per ADS[3] were RMB5.83 (USD0.85) and RMB5.50 (USD0.81), respectively, as compared to RMB5.21 and RMB4.94, respectively, in 2Q09, and RMB3.53 and RMB3.34, respectively, in 3Q08. Non-GAAP basic and diluted earnings per ADS[2] were RMB6.24 (USD0.91) and RMB5.88 (USD0.86), respectively, as compared to RMB5.61 and RMB5.32, respectively, in 2Q09, and RMB3.77 and RMB3.56, respectively, in 3Q08

•	Launched closed beta testing for “Fantasy Zhu Xian” on September 10, 2009

•	Released the Company’s first movie “Sophie’s Revenge” in August 2009

1	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that are actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the Federal Reserve Board certified exchange rate on September 30, 2009, which was RMB6.8262 to USD1.00. The percentages stated are calculated based on RMB.

2	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3	Each ADS represents five ordinary shares.

“We are pleased to announce our third quarter results which exceeded our expectations,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “During the quarter, we launched a number of expansion packs for our existing games. ‘Zhu Xian 2.0 Special Edition’ is an example of a successful expansion pack that we launched, and we’re optimistic about its contribution to the business moving forward. We will continue to lengthen the life cycle of our games by dedicating more resources to creating larger, more innovative expansion packs.”

“Shortly following the quarter end, we successfully launched our first 2D turn-based MMORPG, ‘Fantasy Zhu Xian.’ ‘Fantasy Zhu Xian’ has drawn a lot of interest since its launch and is a testament to our ability to leverage our strong 3D development capabilities and operating platform to effectively penetrate the 2D market. We believe its innovative features and the strong branding of our ‘Zhu Xian’ franchise will help us successfully push this game into lower tier cities.”

“We keep strengthening our competitive advantages in our industry by strategically crafting a highly diversified portfolio of truly differentiated games. We have a rich pipeline of six games that span the 3D, 2.5D and 2D market segments. By utilizing our specialized game engines and production studios, we are building a variety of franchises that include flagship titles in each of these individual market segments.”

“We continue to make progress overseas and remain a leader in the Chinese online game export market in terms of revenues and geographic coverage. During the quarter, we successfully launched our first 2.5D mysterious adventure MMORPG ‘Battle of the Immortals’ in Taiwan, Hong Kong and Macau, through our overseas partner. We also launched some of our other games to various international markets through several operators and signed new licensing agreements with our overseas partners. We have been quite happy with our progress in this area so far and we plan to continue to expand our global network.”

“This quarter, we also released the first movie that was produced by our subsidiary, Beijing Perfect World Cultural Communication Co., Ltd. (‘PW Cultural’). The release was a success, and more importantly, it allowed us to distinctively promote our corporate brand and co-promote our games. This was a good start and we expect PW Cultural to capture the growth of the broader entertainment industry, while generating valuable synergies with our core business through content generation and co-promotion in the future.”

“We are fully committed to producing differentiated games in the 3D, 2.5D and 2D game markets. And we are confident in our ability to raise and maintain our game players’ interest in both new and existing games, thanks to our proprietary technology, the creativity of our R&D team and our strong operating platform. With our proven execution capabilities, we aim to sustain the stable growth of our Company and maximize shareholder value.”

Third Quarter 2009 Financial Results

Total Revenues

Total revenues were RMB590.0 million (USD86.4 million) in 3Q09, an increase of 13.2%, or RMB68.7 million, from RMB521.3 million in 2Q09 and an increase of 54.5%, or RMB208.2 million, from RMB381.8 million in 3Q08.

Online game operation revenues were RMB485.9 million (USD71.2 million) in 3Q09, as compared to RMB475.1 million in 2Q09 and RMB324.5 million in 3Q08. The sequential growth in online game operation revenues was primarily attributable to the successful release of expansion packs for some of the Company’s existing games and a series of successful marketing activities.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 713,000 in 3Q09, as compared to 761,000 in 2Q09 and 717,000 in 3Q08. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,643,000 in 3Q09, as compared to 1,877,000 in 2Q09 and 1,610,000 in 3Q08. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB266 in 3Q09, as compared to RMB237 in 2Q09 and RMB196 in 3Q08. While ACU and APC decreased by 6.3% and 12.5% from 2Q09, which was mainly due to adverse seasonality factors affecting certain games, the Company still managed to increase ARPU by 12.2% from 2Q09 through a series of successful promotions and the launch of new expansion packs.

Overseas licensing revenues were RMB58.8 million (USD8.6 million) in 3Q09, as compared to RMB46.2 million in 2Q09 and RMB57.3 million in 3Q08. The increase from 2Q09 was mainly due to the successful launch of “Battle of the Immortals” and “Pocketpet Journey West” in Taiwan, Hong Kong and Macau through local operators.

Film and television revenues were RMB45.3 million (USD6.6 million) in 3Q09, as compared to Nil in 2Q09 and Nil in 3Q08. All the film and television revenues recognized in 3Q09 were related to the movie “Sophie’s Revenge” that was released in August 2009.

Cost of Revenues

The cost of revenues was RMB95.0 million (USD13.9 million) in 3Q09, as compared to RMB66.8 million in 2Q09 and RMB47.3 million in 3Q08.

The online game related cost was RMB68.0 million (USD10.0 million) in 3Q09, as compared to RMB66.8 million in 2Q09 and RMB47.3 million in 3Q08. Starting from August 2009, Beijing Perfect World Network Technology Co., Ltd. (“PW Network”), the Company’s controlled entity, is subject to a 5.5% business tax and related tax in lieu of VAT. Previously, PW Network was subject to 17% VAT for the revenues from online game business in the PRC and 10% surcharge of payable VAT, and was entitled to a 14% VAT refund which expires at the end of 2010.

The film and television cost was RMB27.0 million (USD4.0 million) in 3Q09, as compared to Nil in 2Q09 and Nil in 3Q08. All the film and television cost recognized in 3Q09 was related to the movie “Sophie’s Revenge.”

Gross Profit and Gross Margin

Gross profit was RMB495.0 million (USD72.5 million) in 3Q09, an increase of 8.9%, or RMB40.4 million, from RMB454.5 million in 2Q09, and an increase of 48.0%, or RMB160.4 million, from RMB334.5 million in 3Q08. Gross margin was 83.9% in 3Q09, as compared to 87.2% in 2Q09 and 87.6% in 3Q08.

Operating Expenses

Operating expenses were RMB197.3 million (USD28.9 million) in 3Q09, an increase of 12.8%, or RMB22.4 million, from RMB174.9 million in 2Q09, and an increase of 46.7%, or RMB62.8 million, from RMB134.5 million in 3Q08. The increase in operating expenses from 2Q09 was mainly attributed to higher sales and marketing expenses and R&D expenses.

Sales and marketing expenses increased by 21.0%, or RMB15.3 million, from RMB72.7 million in 2Q09 to RMB88.0 million (USD12.9 million) in 3Q09. This was largely due to an increase in advertising and promotional expenses associated with the launch of “Zhu Xian 2.0 Special Edition” expansion pack, expenses related to attending a nationwide industrial exhibition in 3Q09, and the promotional expenses associated with the release of the movie “Sophie’s Revenge.”

R&D expenses increased by 10.0%, or RMB6.5 million, from RMB65.0 million in 2Q09 to RMB71.5 million (USD10.5 million) in 3Q09. The increase from 2Q09 was primarily due to an increase in staff costs.

General and administrative expenses increased by 1.8%, or RMB0.7 million, from RMB37.2 million in 2Q09 to RMB37.8 million (USD5.5 million) in 3Q09.

Operating Profit

Operating profit was RMB297.7 million (USD43.6 million) in 3Q09, an increase of 6.4%, or RMB18.0 million, from RMB279.7 million in 2Q09, and an increase of 48.8%, or RMB97.7 million, from RMB200.0 million in 3Q08. Non-GAAP operating profit was RMB317.9 million (USD46.6 million) in 3Q09, an increase of 6.0%, or RMB17.9 million, from RMB300.0 million in 2Q09, and an increase of 49.0%, or RMB104.5 million, from RMB213.4 million in 3Q08.

Income Tax Expense

Income tax expense was RMB11.1 million (USD1.6 million) in 3Q09, as compared to RMB19.8 million in 2Q09 and RMB8.8 million in 3Q08. Upon the expiration of the Company’s authorized ADS repurchase program in October 2009, the Board decided that the undistributed dividends of Beijing Perfect World Software Co., Ltd. (“PW Software”), the Company’s wholly-owned subsidiary, will be re-invested and that PW Software will not declare or pay any dividends in the foreseeable future. As such, the Company ceased the accrual of withholding tax on earnings of PW Software. This caused a decrease of income tax expense compared with 2Q09.

Net Income attributable to the Company’s shareholders

Net income attributable to the Company’s shareholders was RMB288.3 million (USD42.2 million) in 3Q09, an increase of 9.8%, or RMB25.7 million, from RMB262.6 million in 2Q09, and an increase of 45.0%, or RMB89.5 million, from RMB198.8 million in 3Q08. Non-GAAP net income attributable to the Company’s shareholders was RMB308.5 million (USD45.2 million) in 3Q09, an increase of 9.1%, or RMB25.7 million, from RMB282.9 million in 2Q09, and an increase of 45.4%, or RMB96.4 million, from RMB212.2 million in 3Q08.

Basic and diluted earnings per ADS were RMB5.83 (USD0.85) and RMB5.50 (USD0.81), respectively, in 3Q09, as compared to RMB5.21 and RMB4.94, respectively, in 2Q09, and RMB3.53 and RMB3.34, respectively, in 3Q08. Non-GAAP basic and diluted earnings per ADS were RMB6.24 (USD0.91) and RMB5.88 (USD0.86), respectively, in 3Q09, as compared to RMB5.61 and RMB5.32, respectively, in 2Q09, and RMB3.77 and RMB3.56, respectively, in 3Q08.

Cash and Cash Equivalents

As of September 30, 2009, the Company had RMB1,194.0 million (USD174.9 million) of cash and cash equivalents, as compared to RMB945.7 million as of June 30, 2009. The increase was mainly due to net cash inflow generated from the Company’s online game operations.

Recent Development

Open Beta Testing for “Fantasy Zhu Xian”

The Company launched open beta testing for “Fantasy Zhu Xian,” the Company’s first 2D turn-based MMORPG on October 22, 2009.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2009 are expected to be between RMB578 million and RMB602 million, representing a decline of 2% to an increase of 2% on a sequential basis and an increase of 38% to 44% on a year-over-year basis. This reflects the expected growth from the Company’s existing games and the anticipated contribution from the newly launched “Fantasy Zhu Xian.” It also takes into consideration that the Company does not expect to release any movie in 4Q09.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 7:00 am Eastern Standard Time (8:00 pm, Beijing time) on Monday, November 16, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6735-7955
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-0346
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 am Eastern Standard Time, November 23, 2009.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently introduce popular games that are designed to cater to changing customer preferences and market trends promptly. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of November 16, 2009, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	September 30,	September 30,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,333,075,731	1,193,983,729	174,911,917
Restricted cash	150,361,200	5,020,173	735,427
Short-term investments	50,000,000	70,000,000	10,254,607
Accounts receivable, net	38,822,355	138,772,648	20,329,414
Due from related parties	—	3,780,000	553,749
Prepayment and other assets	36,269,524	64,153,940	9,398,192
Deferred tax assets	1,734,207	1,598,053	234,106

Total current assets	1,610,263,017	1,477,308,543	216,417,412

Non current assets
Equity investments	22,559,975	31,750,999	4,651,345
Property, equipment, and software, net	169,399,817	220,681,257	32,328,566
Construction in progress	714,083,386	756,833,799	110,871,905
Intangible assets, net	26,188,873	57,166,771	8,374,611
Goodwill	—	116,256,000	17,030,852
Prepayments and other assets	18,702,700	37,106,247	5,435,857
Deferred tax assets	1,090,526	774,134	113,406

Total assets	2,562,288,294	2,697,877,750	395,223,954

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	13,629,262	83,550,432	12,239,670
Advances from customers	78,388,312	115,086,018	16,859,456
Salary and welfare payable	61,907,164	77,983,829	11,424,193
Taxes payable	20,771,786	26,695,601	3,910,756
Accrued expenses and other liabilities	24,813,169	41,198,349	6,035,327
Share repurchase liability	386,648,554	—	—
Due to related party	—	6,056,654	887,266
Deferred revenues	223,352,994	279,611,618	40,961,533
Deferred tax liabilities	26,000,000	19,747,245	2,892,861
Deferred government grants	620,000	1,450,000	212,417

Total current liabilities	836,131,241	651,379,746	95,423,479
Deferred revenues	32,554,670	26,199,864	3,838,133
Other long-term payable	28,000,000	—	—

Total liabilities	896,685,911	677,579,610	99,261,612

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,615,320 Class B ordinary shares issued and outstanding as of September 30, 2009)	223,481	198,273	29,046
Additional paid-in capital	1,177,967,483	360,088,043	52,750,878
Treasury stock	(391,224,203)	—	—
Statutory reserves	94,945,533	94,945,533	13,908,988
Accumulated other comprehensive loss	(65,577,655)	(65,604,264)	(9,610,657)
Retained earnings	849,267,744	1,615,619,731	236,679,226

Total Perfect World Shareholders’ Equity	1,665,602,383	2,005,247,316	293,757,481
Non-controlling interests	—	15,050,824	2,204,861

Total Shareholders’ Equity	1,665,602,383	2,020,298,140	295,962,342

Total Liabilities and Shareholders’ Equity	2,562,288,294	2,697,877,750	395,223,954

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

Revenues
Online game operation revenues	324,484,312	475,110,023	485,875,480	71,178,032
Overseas licensing revenues	57,317,936	46,216,819	58,788,775	8,612,226
Film and television revenues	—	—	45,329,984	6,640,588

Total revenues	381,802,248	521,326,842	589,994,239	86,430,846
Cost of revenues
Online game related cost	(47,256,941)	(66,788,320)	(68,030,548)	(9,966,094)
Film and television cost	—	—	(26,982,463)	(3,952,779)

Total cost of revenues	(47,256,941)	(66,788,320)	(95,013,011)	(13,918,873)

Gross profit	334,545,307	454,538,522	494,981,228	72,511,973
Operating expenses
Research and development expenses	(47,033,562)	(64,980,240)	(71,504,518)	(10,475,011)
Sales and marketing expenses	(61,371,931)	(72,737,032)	(87,999,196)	(12,891,388)
General and administrative expenses	(26,135,551)	(37,153,341)	(37,812,217)	(5,539,278)

Total operating expenses	(134,541,044)	(174,870,613)	(197,315,931)	(28,905,677)

Operating profit	200,004,263	279,667,909	297,665,297	43,606,296

Other income / (expenses)
Investment loss	(414,026)	(1,072,144)	(1,111,787)	(162,871)
Interest income	7,724,046	3,622,913	3,338,023	489,002
Others, net	259,476	13,436	174,544	25,570

Total other income, net	7,569,496	2,564,205	2,400,780	351,701

Profit before tax	207,573,759	282,232,114	300,066,077	43,957,997
Income tax expense	(8,770,012)	(19,752,495)	(11,052,958)	(1,619,196)

Net income	198,803,747	262,479,619	289,013,119	42,338,801

Less: Net (loss) / income attributable to non-controlling interests	—	(106,205)	692,008	101,375

Net income attributable to the Company’s shareholders	198,803,747	262,585,824	288,321,111	42,237,426

Net earnings per share, basic	0.71	1.04	1.17	0.17
Net earnings per share, diluted	0.67	0.99	1.10	0.16
Net earnings per ADS, basic	3.53	5.21	5.83	0.85
Net earnings per ADS, diluted	3.34	4.94	5.50	0.81

Shares used in calculating basic net earnings per share	281,733,114	251,956,208	247,418,982	247,418,982
Shares used in calculating diluted net earnings per share	297,574,386	265,820,234	262,334,324	262,334,324

Total share-based compensation cost included in:
Cost of revenues	(854,899)	(1,342,444)	(1,412,278)	(206,891)
Research and development expenses	(5,885,419)	(9,548,455)	(8,841,744)	(1,295,266)
Sales and marketing expenses	(1,315,404)	(2,007,253)	(2,085,910)	(305,574)
General and administrative expenses	(5,304,841)	(7,391,936)	(7,886,096)	(1,155,269)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net income	198,803,747	262,479,619	289,013,119	42,338,801
Adjustments for:
Share-based compensation cost	13,360,563	20,290,088	20,226,028	2,963,000
Depreciation and amortization expense	5,989,719	11,075,334	12,165,961	1,782,245
Exchange loss	212,346	341,895	253,453	37,129
Investment loss	414,026	1,072,144	1,111,787	162,871
Loss / (gain) from disposal of property, equipment, and software	—	(16,603)	506,175	74,152
Changes in assets and liabilities:
Accounts receivable	(15,080,639)	(9,353,651)	(72,045,828)	(10,554,309)
Current prepayments and other assets	2,560,308	(14,924,272)	(4,041,415)	(592,045)
Deferred tax assets	(107,018)	299,833	188,516	27,617
Film and television cost	—	(2,744,672)	18,334,598	2,685,916
Due from/to related parties	—	—	2,129,054	311,894
Non-current prepayments and other assets	481,283	(2,682,710)	4,514,147	661,297
Accounts payable	(9,795,333)	15,946,954	11,435,763	1,675,275
Advances from customers	19,223,380	(687,123)	38,118,600	5,584,161
Salary and welfare payable	18,471,056	15,996,722	24,638,316	3,609,375
Taxes payable	1,172,897	(22,815,018)	(7,071,562)	(1,035,944)
Accrued expenses and other liabilities	3,573,703	29,482,061	(26,626,737)	(3,900,668)
Deferred revenues	26,051,626	9,544,028	14,114,214	2,067,653
Deferred tax liabilities	—	11,898,206	(11,869)	(1,739)
Deferred government grants	150,000	1,450,000	(620,000)	(90,827)

Net cash provided by operating activities	265,481,664	326,652,835	326,332,320	47,805,854

Cash flows from investing activities:
Purchase of property, equipment, and software	(62,749,284)	(41,752,492)	(59,754,724)	(8,753,732)
Purchase of intangible assets	—	(3,515,920)	—	—
Decrease of restricted cash	—	9,990,524	—	—
Purchase of short-term investments	—	—	(30,000,000)	(4,394,832)
Cash paid for equity investments	(3,000,000)	(10,000,000)	—	—
Cash paid for business acquisitions, net of cash acquired	—	(17,645,707)	—	—
(Increase) / decrease in loan receivable	—	(3,000,000)	3,000,000	439,483
Proceeds from short-term investments	—	50,000,000	—	—
Cash received from related party loan	—	3,200,000	—	—

Net cash used in investing activities	(65,749,284)	(12,723,595)	(86,754,724)	(12,709,081)

Cash flows from financing activities:
Proceeds from exercises of share options	264,090	3,253,688	8,722,777	1,277,838
Repurchase of Company shares	—	(357,872,874)	—	—

Net cash provided by / (used in) financing activities	264,090	(354,619,186)	8,722,777	1,277,838

Effect of exchange rate changes on cash and cash equivalents	(1,588,665)	(28,237)	(40,868)	(5,987)

Net increase / (decrease) in cash	198,407,805	(40,718,183)	248,259,505	36,368,624

Cash and cash equivalents, beginning of the period	1,131,400,752	986,442,407	945,724,224	138,543,293

Cash and cash equivalents, end of the period	1,329,808,557	945,724,224	1,193,983,729	174,911,917

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(4,365,085)	(31,554,325)	(3,984,669)	(583,732)

Perfect World Co., Ltd.

Reconciliation of unaudited GAAP and Non-GAAP Results

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

GAAP operating profit	200,004,263	279,667,909	297,665,297	43,606,296
Share based compensation charge	13,360,563	20,290,088	20,226,028	2,963,000

Non-GAAP operating profit	213,364,826	299,957,997	317,891,325	46,569,296

GAAP net income attributable to the Company’s shareholders	198,803,747	262,585,824	288,321,111	42,237,426
Share based compensation charge	13,360,563	20,290,088	20,226,028	2,963,000

Non-GAAP net income attributable to the Company’s shareholders	212,164,310	282,875,912	308,547,139	45,200,426

GAAP net earnings per ADS
- Basic	3.53	5.21	5.83	0.85
- Diluted	3.34	4.94	5.50	0.81

Non-GAAP net earnings per ADS
- Basic	3.77	5.61	6.24	0.91
- Diluted	3.56	5.32	5.88	0.86

ADSs used in calculating net earnings per ADS
- Basic	56,346,623	50,391,242	49,483,796	49,483,796
- Diluted	59,514,877	53,164,047	52,466,865	52,466,865